March 18, 2016

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, Inc.
Form 10-K for the Year Ended December 31, 2015 and Form 8-K
Filed February 26, 2016 and January 29, 2016; respectively
File No. 001-14469

Dear Mr. Gordon:

This letter responds to your letter dated March 10, 2016 with respect to the reports noted above.  For the sake of convenience, we have reproduced your comments below with our response following the comment.

Form 8-K filed January 29, 2016

Exhibit 99.1

Pro Rata Statement of Operations, page 18

Comment: We note the Pro Rata Statements of Operations and Pro Rata Balance Sheet included on pages 18, 19, and 20. As the pro rata information appears to include non-GAAP measures, in accordance with Regulation G please revise your presentation in future filings to include disclosure (1) identifying the Pro Rata Balance Sheet and Pro Rata Statements of Operations as non-GAAP (2) an explanation of why the measure is useful to investors (and its limitations), (3) an explanation regarding the process to derive the amounts reported, (4) explicit disclosure that the company does not control the joint venture or have legal claim to the assets, liabilities, revenues or expenses of the joint venture and (5) an explanation as to the economics of the joint venture entity to which the company is entitled under the joint venture arrangements.  Provide us with a draft of the disclosure you intend to include in future filings.

225 West Washington Street Indianapolis, IN 46204-3438  T 317 636 1600

SIMON.COM

Securities and Exchange Commission	page 2

Response: We will revise our presentation in future filings to clearly identify the Pro Rata Statements of Operations and Pro Rata Balance Sheet as non-GAAP within the headings and columns of each statement.  We will also provide an introduction that will provide explanatory and cautionary language similar to the example below:

“Non-GAAP Pro-Rata Statements of Operations and Balance Sheet

The following pro-rata information is not, and is not intended to be, a presentation in accordance with GAAP. The Pro-Rata Statements of Operations and Balance Sheet reflect our proportionate economic ownership of each asset in our portfolio that we do not wholly own. The amounts shown in the column labeled “Consolidated” reflect the amounts contained in the Company’s consolidated financial statements as filed with the SEC on the most recent Form 10-Q or 10-K, as applicable. The amounts in the column labeled “Our Share of Joint Ventures” were derived on a property-by-property basis by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income or loss during the period when applying the equity method of accounting to each of our unconsolidated joint ventures. A similar calculation was performed for the amounts in the column labeled “Noncontrolling Interests”, which represents the share of consolidated assets attributable to noncontrolling interests.

We do not control the unconsolidated joint ventures and the presentations of the assets and liabilities and revenues and expenses do not represent our legal claim to such items. The operating agreements of the unconsolidated joint ventures generally provide that partners may receive cash distributions (1) to the extent there is available cash from operations, (2) upon a capital event, such as a refinancing or sale or (3) upon liquidation of the venture. The amount of cash each partner receives is based upon specific provisions of each operating agreement and varies depending on factors including the amount of capital contributed by each partner and whether any contributions are entitled to priority distributions. Upon liquidation of the joint venture and after all liabilities, priority distributions and initial equity contributions have been repaid, the partners generally would be entitled to any residual cash remaining based on their respective legal ownership percentages.

We provide pro rata statement of operations and balance sheet information because we believe it assists investors and analysts in estimating our economic interest in our unconsolidated joint ventures when read in conjunction with the Company’s reported results under GAAP. The presentation of pro rata financial statements has limitations as an analytical tool. Some of these limitations include:

•                 The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

Securities and Exchange Commission	page 3

•                 Other companies in our industry may calculate their pro rata interest differently than we do, limiting the usefulness as a comparative measure.

Because of these limitations, the pro rata statements of operations and balance sheet should not be considered in isolation or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP results and using the pro rata statements of operations and balance sheet only supplementally.”

As you requested in your letter, the undersigned, on behalf of Simon Property Group, Inc., acknowledges that:

•                 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 263-7902 or, in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Steven K. Broadwater

Steven K. Broadwater
Senior Vice President
and Chief Accounting Officer

cc:           Andrew Juster

James M. Barkley, Esq.

William Demarest